FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning Doubtful Receivable from AgfaPhoto GmbH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 30, 2005, in Kyoto, Japan

Notice Concerning Doubtful Receivable from AgfaPhoto GmbH

Nidec Copal Corporation (“the Company”), a consolidated subsidiary of Nidec Corporation with its shares listed on the First Section of the Tokyo Stock Exchange (Code:7756), announced today that one of its customers, AgfaPhoto GmbH, had filed for insolvency with the Cologne District Court in Germany on May 26, 2005. Due to this fact, a possibility has emerged that accounts receivable of the Company from AgfaPhoto GmbH will not be collected or that collection will be postponed.

1. Overview of AgfaPhoto GmbH

(1) Company Name	AgfaPhoto GmbH
(2) Address	Im MediaPark 5, 50670 Koeln, Germany
(3) Representative	Eddy Rottie, Chief Operating Officer
(4) Capital	2,000,000 euros
(5) Business	Photographic equipment, sensitized material, development, manufacture and sale of film products

2. Type and Amount of receivable from AgfaPhoto GmbH

Accounts receivable:	1,176,000,000 yen

Should a need for correction to Nidec Corporation's forecast consolidated results for the year ending March 31, 2006 occur, a further notice to that effect will be issued immediately.

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